UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-13647

(Check One):   ☒ Form 10-K   ☐ Form 20-F   ☐Form 11-K    ☐ Form 10-Q   ☐Form 10-D    ☐ Form N-SAR   ☐Form N-CSR

   For Period Ended:   December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant:   DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  5330 East 31st Street

City, State and Zip Code:   Tulsa, Oklahoma 74135

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K dated January 31, 2007, filed by Dollar Thrifty Automotive Group, Inc. (the “Company”), the Company and the Audit Committee of the Board of Directors concluded that the Company’s financial statements from fiscal year 2001 through the third quarter of fiscal year 2006 should no longer be relied upon as a result of an error in those financial statements related to the Company’s derivative accounting treatment under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. Additionally, the Company identified an error in its estimated effective state income tax rate. The Company stated that it would correct both of these errors by filing an amendment to its Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Annual Report”) to amend and restate financial statements and other financial information for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, and for each of the quarters in the years ended December 31, 2005 and 2004. In addition, the Company stated it would file amendments to its Quarterly Reports on Form 10-Q for each of the periods ended September 30, 2006, June 30, 2006, and March 31, 2006, to amend and restate financial statements for the first three quarters of 2006 (“2006 Quarterly Reports”). Since that time, the Company has been working diligently to correct the financial statements for the periods referenced above and to prepare the amendments to the 2005 Annual Report and 2006 Quarterly Reports. The Company filed its amended 2005 Annual Report and amended 2006 Quarterly Reports on February 26, 2007. Because the Company has been working on the amendments to previously filed financial statements, including the first three quarters in 2006 that affect the Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Annual Report”), the 2006 Annual Report has not yet been completed. Therefore, the Company will not file its 2006 Annual Report on the due date of March 1, 2007. Instead, the Company plans to file its 2006 Annual Report on or before March 16, 2007, in accordance with Securities and Exchange Commission (“SEC”) Rule 12b-25.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kimberly D. Paul                                                                   (918)                                                                           669-2740

(Name)                                                                           (Area Code)                                                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes            ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes             ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2007, the Company issued a press release announcing its preliminary financial results for the fourth quarter and full year ended December 31, 2006. The Company also furnished these results to the SEC in its Current Report on Form 8-K dated February 28, 2007 (“Form 8-K on 2006 Results”). As disclosed in the Form 8-K on 2006 Results, the Company’s reported net loss for the fourth quarter of 2006 was $2.7 million, or $0.11 per diluted share compared to net income of $8.2 million, or $0.31 per diluted share for the fourth quarter of 2005. For the year ended December 31, 2006, the Company’s reported net income was $51.7 million, or $2.04 per diluted share compared to $76.4 million, or $2.89 per diluted share for the year ended December 31, 2005.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2007	By:	/s/ STEVEN B. HILDEBRAND
Steven B. Hildebrand
Senior Executive Vice President, Chief Financial
Officer, Principal Financial Officer and Principal
Accounting Officer